MSCM LLP

Accountants & Advisors for a Complex World®

October 26, 2012

British Columbia Securities Commission
PO Box 10142, Pacific Centre
5th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB
T2P 3C4

Autorité des marchés financiers (Quebec)
800, square Victoria, 22e étage
C.P. 246, tour de la Bourse
Montréal, Quebec
H4Z 1G3

Dear Sirs:

Re: Emgold Mining Corporation (the "Company")

We have read the Company's Change of Auditor Notice dated October 26, 2012 and agree with the information contained therein, based upon our knowledge of the information at this date.

Yours truly,

MSCM LLP

MSCM LLP

701 Evans Avenue, 8th Floor, Toronto ON M9C 1A3, Canada T (416) 626-6000 F (416) 626-8650 MSCM.CA